EXHIBIT 99.2



02/CAT/01

FOR IMMEDIATE RELEASE

12.00 GMT, 07.00 EST Tuesday 8 January 2002

For Further Information Contact:

Cambridge Antibody Technology          Weber Shandwick Square Mile (Europe)
------------------------------         ------------------------------------
Tel: +44 (0) 1763 263233               Tel: +44 (0) 20 7950 2800
John Aston, Finance Director           Kevin Smith
David Chiswell, Chief                  Graham Herring
Executive Officer
Rowena Gardner, Head of
Corporate Communications

Human Genome Sciences, Inc             BMC Communications/The Trout Group (USA)
------------------------------         ----------------------------------------
Ellen S. Baron, PhD, Senior VP         Tel: 001 212 477 9007
Business Development                   Brad Miles, ext 17 (media)
Tel: 001 301-309-8504                  Brandon Lewis, ext 15 (investors)
Jerry Parrott, VP Corporate
Communications
Tel: 001 301-315-2777
Kate de Santis, Director
Investor Relations
Tel: 301-251-6003



               CAMBRIDGE ANTIBODY TECHNOLOGY AND HUMAN GENOME
                 SCIENCES ANNOUNCE SECOND DRUG PARTNERSHIP

 - Human antibody to TRAIL Receptor 1 to be developed for cancer treatment -


Melbourn, UK and Rockville, Maryland, USA...Cambridge Antibody Technology (NASDAQ: CATG; LSE: CAT) and Human Genome Sciences, Inc. (NASDAQ: HGSI) today announce that Human Genome Sciences has exercised an option to enter into an exclusive development partnership on a human monoclonal antibody to TRAIL Receptor 1 (TRAIL-R1). The antibody is being evaluated as an anti-cancer drug by Human Genome Sciences. TRAIL Receptor 1, which was discovered by Human Genome Sciences, is preferentially expressed on many solid tumours.

Human Genome Sciences and CAT announced a broad collaboration and product development alliance in March 2000. Under the terms of this agreement, Human Genome Sciences is to develop and sell the TRAIL-R1 antibody. CAT is entitled to receive licence fees, clinical development milestones and royalties on product sales from Human Genome Sciences.

Dr. David Chiswell, CAT's Chief Executive Officer, commented, "We are delighted about the rapid progress that has been made with this collaboration with Human Genome Sciences, and with this programme in particular. The TRAIL-R1 antibody is the first antibody product candidate that has been isolated directly from CAT's libraries without needing further optimisation, and we isolated and delivered this antibody to Human Genome Sciences in just six months. Another significant feature of this antibody is that it is directed to a cell-surface receptor protein; all the CAT-derived antibody product candidates already in clinical trials are directed to the soluble cytokine class of proteins."

William A. Haseltine, PhD, Chairman and Chief Executive Officer of Human Genome Sciences, said, "The TRAIL-R1 antibody is the second antibody drug candidate resulting from our collaboration with Cambridge Antibody Technology for which we have taken an exclusive option. The first was LymphoStat-B(TM), now approved for Phase 1 clinical trials in autoimmune diseases. Our two groups have established a very productive working relationship."

TRAIL Receptor 1 is a so-called "death receptor." It is a member of the tumour necrosis family of receptors. Binding of the natural ligand TRAIL to this receptor triggers cell death. The new antibody mimics the effect of TRAIL and triggers the death of cells that express TRAIL Receptor 1. The antibody is expected to have antitumour properties as many tumours express the receptor.

                                   -ENDS-

Notes to Editors:

Cambridge Antibody Technology (CAT)
o CAT is a UK biotechnology company using its proprietary technologies in human monoclonal antibodies for drug discovery and drug development. Based near Cambridge, England, CAT currently employs around 250 people.
o    CAT is listed on the London Stock Exchange and on NASDAQ since
     June 2001. CAT raised (pound)41m in its IPO in March 1997 and (pound)93m in a secondary offering in March 2000.
o CAT has an advanced platform technology for rapidly isolating human monoclonal antibodies using phage display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies. These libraries form the basis for the Company's strategy to develop a portfolio of antibody-based drugs and to utilise antibodies as tools for target validation. Six human therapeutic antibodies developed by CAT are at various stages of clinical trials.
o CAT has alliances with a large number of biotechnology and pharmaceutical companies to discover, develop and commercialise human monoclonal antibody-based products. CAT has also licensed its proprietary human antibody phage display libraries to several companies for target validation and drug discovery. CAT's collaborators include: Abbott, AMRAD, Elan, Eli Lilly, Genetics Institute, Genzyme, Human Genome Sciences, Immunex, Incyte, Merck & Co., Inc, Oxford GlycoSciences, Pharmacia, Pfizer, Wyeth-Ayerst, Xerion and Zyomyx.

Human Genome Sciences, Inc.
o Human Genome Sciences is a company with the mission to treat and cure disease by bringing new gene-based drugs to patients HGS and Human Genome Sciences are registered trademarks of Human Genome Sciences, Inc.

Ligand
o    A molecule or compound capable of binding to a receptor.

Receptor Protein
o A molecule, typically located on or inside a cell with which a difference molecule, known as a ligand, may interact to produce or inhibit a biological response.


         Application of the Safe Harbor of the Private Securities
Litigation Reform Act of 1995: This press release contains statements about Cambridge Antibody Technology Group plc ("CAT") that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934.

         These forward looking statements are based on numerous assumptions regarding CAT's present and future business strategies and the environment in which CAT will operate in the future. Certain factors that could cause CAT's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition.